Exhibit 4.13

TARGA RESOURCES PARTNERS LP

PHANTOM UNIT AWARD AGREEMENT

THIS PHANTOM UNIT AWARD AGREEMENT (this “Agreement”) evidences an award made as of the      day of             , 2015 (the “Date of Grant”), by TARGA RESOURCES GP LLC, a Delaware limited liability company (the “General Partner”), to                      (the “Employee”).

1. Award. The General Partner hereby makes a grant of phantom units (the “Phantom Units”) with respect to                      Common Units of Targa Resources Partners LP (the “Partnership”), with each Phantom Unit granted hereunder relating to one Common Unit. This award of Phantom Units shall be treated as a both an “Other Unit-Based Award” and a “Replacement Award” under the Targa Resources Partners LP Long-Term Incentive Plan (the “Plan”) and shall be subject to all of the terms and provisions of the Plan, including future amendments thereto, if any, pursuant to the terms thereof. The grant of Phantom Units is being made in substitution for those phantom units with respect to the common units of Atlas Pipeline Partners, LP (“APL”) granted to the employee pursuant to the equity incentive plans maintained by APL (the “APL Equity Plans”) under the Award Agreements dated [dates] (the “APL Award Agreements”).

2. Definitions. Capitalized terms used in this Agreement that are not defined below or in the body of this Agreement shall have the meanings given to them in the Plan. In addition to the terms defined in the body of this Agreement, the following capitalized words and terms shall have the meanings indicated below:

(a) “Cause” shall mean the Employee’s (i) failure to perform assigned duties and responsibilities (ii) engaging in conduct which is injurious (monetarily or otherwise) to the Partnership or any of its Affiliates (including, without limitation, Targa Resources Corp. (the “Company”)), (iii) breach of any corporate policy or code of conduct established by the Company or any of its Affiliates or breach of any agreement between the Company or an Affiliate and the Employee, or (iv) conviction of a misdemeanor involving moral turpitude or a felony.

(b) “Disability” shall mean a disability that entitles the Employee to disability benefits under the Company’s long-term disability plan.

(c) “Forfeiture Restrictions” shall have the meaning specified in Section 3(a) hereof.

3. Phantom Units. By acceptance of this Phantom Unit award, Employee agrees with respect thereto as follows:

(a) Forfeiture Restrictions. The Phantom Units may not be sold, assigned, pledged, exchanged, hypothecated, or otherwise transferred, encumbered, or disposed of, and in the event of termination of the Employee’s employment with the Company (as defined in Section 7 hereof) for any reason other than as would result in accelerated vesting pursuant to Section 3(b), the Employee shall, for no consideration, forfeit to the Company or its Affiliate all Phantom Units to the extent then subject to the Forfeiture Restrictions. The prohibition against transfer and the obligation to forfeit and surrender Phantom Units to the Company or an Affiliate of the Company upon termination of employment as provided in this Section 3(a) are herein referred to as the “Forfeiture Restrictions.” The Forfeiture Restrictions shall be binding upon and enforceable against any transferee of Phantom Units.

(b) Lapse of Forfeiture Restrictions (Vesting). Provided that the Employee has been continuously employed by the Company from the Date of Grant through the lapse date(s) set forth on Exhibit A hereto, the Forfeiture Restrictions shall lapse, and the Phantom Units will vest, with respect to the numbers of Phantom Units determined in accordance with the schedule set forth on Exhibit A hereto. Notwithstanding the schedule set forth on Exhibit A, (i) if the Employee’s employment with the Company is terminated by reason of death or Disability, then the Forfeiture Restrictions shall lapse with respect to 100% of the Phantom Units effective as of the date of such termination, (ii) if the Employee’s employment with the Company is terminated by the Company without Cause prior to the first anniversary of the Date of Grant, then the Forfeiture Restrictions shall lapse with respect to 100% of the Phantom Units effective as of the date of such termination, and (iii) if a Change in Control occurs and the Employee has remained continuously employed by the Company from the Date of Grant to the date upon which such Change in Control occurs, then the Forfeiture Restrictions shall lapse with respect to 100% of the Phantom Units on the date upon which such Change in Control occurs. Any Phantom Units with respect to which the Forfeiture Restrictions do not lapse in accordance with the preceding provisions of this Section 3(b) (and any associated unvested distribution equivalent rights) shall be forfeited to the Company or an Affiliate of the Company for no consideration as of the date of the termination of the Employee’s employment with the Company.

(c) Payments. Subject to Section 4 hereof, as soon as reasonably practicable after the lapse of the Forfeiture Restrictions with respect to the specified number of Phantom Units as provided in Section 3(b) hereof (but in no event later than the end of the calendar year in which the Forfeiture Restrictions so lapse), the Partnership shall deliver to the Employee with respect to each Common Unit covered by each such Phantom Unit one Common Unit. The Partnership shall deliver the Common Units in electronic, book-entry form, with such legends or restrictions thereon as the Committee may determine to be necessary or advisable in order to comply with applicable securities laws. The Employee shall complete and sign any documents and take any additional action that the Partnership may request to enable it to deliver Common Units on the Employee’s behalf.

(d) Distribution Equivalent Rights. In the event the Partnership declares and pays a cash distribution in respect of its Common Units and, on the record date for such distribution, the Employee holds Phantom Units granted pursuant to this Agreement that have not been settled in accordance with Section 3(c) hereof (or forfeited), within 60 days following payment of such cash distribution, the Partnership shall pay to the Employee an amount equal to the cash distributions the Employee would have received if it were the holder of record, as of such record date, of the number of Common Units related to the portion of the Phantom Units that have not been settled or forfeited as of such record date.

(e) Certain Actions. The existence of the Phantom Units shall not affect in any way the right or power of the Board or the unitholders of the Partnership to make or authorize any adjustment, recapitalization, reorganization, or other change in the Partnership’s capital structure or its business, any merger or consolidation of the Partnership, any issue of debt or equity securities, the dissolution or liquidation of the Partnership or any sale, lease, exchange, or other disposition of all or any part of its assets or business, or any other corporate act or proceeding.

4. Withholding of Tax. To the extent that the receipt of the Phantom Units (or any payments in respect of distribution equivalent rights related thereto) or the lapse of any Forfeiture Restrictions results in compensation income or wages to the Employee for federal, state, or local tax purposes, the Employee shall deliver to the Company or an Affiliate of the Company at the time of such receipt or lapse, as the case may be, such amount of money as the Company or such Affiliate may require to meet its minimum obligation under applicable tax laws or regulations, and if the Employee fails to do so (or if the Employee instructs the Company or such Affiliate to withhold cash or Common Units to meet such obligation), the Company or its Affiliate shall withhold from any cash or Common Unit remuneration (including withholding any Common Units distributable to the Employee under this Agreement) then or thereafter payable to the Employee any tax required to be withheld by reason of such resulting compensation income or wages. The Company and its Affiliates are making no representation or warranty as to the tax consequences to the Employee as a result of the receipt of the Phantom Units, the treatment of distribution equivalent rights, the lapse of any Forfeiture Restrictions, or the forfeiture of any Phantom Units pursuant to the Forfeiture Restrictions.

5. Rights as Unitholder. The Phantom Units represent an unsecured and unfunded right to receive a payment in Common Units, which right is subject to the terms, conditions, and restrictions set forth in this Agreement and the Plan. Accordingly, the Employee will have no rights as a unitholder with respect to any Common Units covered by this Agreement until the Phantom Units vest and the Common Units are issued by the Partnership and are deposited in the Employee’s account at a transfer agent or other custodian selected by the Committee, or are issued to the Employee with respect to those vested units.

6. Clawback. Notwithstanding any provisions in the Agreement to the contrary, any compensation, payments, or benefits provided hereunder (or profits realized from the sale of the Common Units delivered hereunder), whether in the form of cash or otherwise, shall be subject to a clawback to the extent necessary to comply with the requirements of any applicable law, including but not limited to, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, Section 304 of the Sarbanes Oxley Act of 2002, or any regulations promulgated thereunder.

7. Employment Relationship. For purposes of this Agreement, the Employee shall be considered to be in the employment of the Company as long as the Employee remains an employee of either the Company or an Affiliate of the Company. Without limiting the scope of the preceding sentence, it is specifically provided that the Employee shall be considered to have terminated employment or service with the Company at the time of the termination of the “Affiliate” status of the entity or other organization that employs or engages the Employee. Nothing in the adoption of the Plan, nor the award of the Phantom Units thereunder pursuant to this Agreement, shall confer upon the Employee the right to continued employment by or service with the Company or its Affiliates or affect in any way the right of the Company or its Affiliates to terminate such employment or service at any time. Unless otherwise provided in a written employment or consulting agreement or by applicable law, the Employee’s employment by or service with the Company and its Affiliates shall be on an at-will basis, and the employment or service relationship may be terminated at any time by either the Employee or the Company or its Affiliates for any reason whatsoever, with or without cause or notice. Any question as to whether and when there has been a termination of such employment or service, and the cause of such termination, shall be determined by the Committee or its delegate, and its determination shall be final.

8. Notices. Any notices or other communications provided for in this Agreement shall be sufficient if in writing. In the case of the Employee, such notices or communications shall be effectively delivered if hand delivered to the Employee at the Employee’s principal place of employment or if sent by registered or certified mail to the Employee at the last address the Employee has filed with the Partnership. In the case of the Partnership, such notices or communications shall be effectively delivered if sent by registered or certified mail to the Partnership at its principal executive offices.

10. Entire Agreement; Amendment. This Agreement replaces and merges all previous agreements and discussions relating to the same or similar subject matters between the Employee and the Partnership or any Affiliate thereof and constitutes the entire agreement between the Employee and the Partnership with respect to the subject matter of this Agreement. Without limiting the generality of the foregoing, the Employee expressly acknowledges that this Agreement supersedes and replaces any prior rights the Employee has or had pursuant to the APL Equity Plans and APL Award Agreements and by accepting the Phantom Units, Employee is waiving any prior rights pursuant to the APL Equity Plans and APL Award Agreements. This Agreement may not be modified in any respect by any verbal statement, representation or agreement made by any employee, officer, or representative of the Partnership or by any written agreement unless signed by an officer of the Partnership who is expressly authorized by the Partnership to execute such document.

11. Section 409A. This Agreement is not intended to constitute a deferral of compensation within the meaning of Section 409A of the Code and shall be construed and interpreted in accordance with such intent. For purposes of Section 409A of the Code, to the extent applicable, to the extent that the Employee is a “specified employee” within the meaning of the Treasury Regulations issued pursuant to Section 409A of the Code as of the Employee’s separation from service and to the limited extent necessary to avoid the imputation of any tax, penalty or interest pursuant to Section 409A of the Code, no amount which is subject to Section 409A of the Code and is payable on account of Employee’s separation from service shall be paid to Employee before the date (the “Delayed Payment Date”) which is the first day of the seventh month after the Employee’s separation from service or, if earlier, the date of the Employee’s death following such separation from service. All such amounts that would, but for the immediately preceding sentence, become payable prior to the Delayed Payment Date will be accumulated and paid on the Delayed Payment Date. Termination or cessation of employment or service or similar terms as used in this Agreement means a “separation from service” within the meaning of Treasury Regulation § 1.409A-1(h). All payments pursuant to this Agreement shall be considered “separate payments” for purposes of Section 409A of the Code.

12. Binding Effect; Survival. This Agreement shall be binding upon and inure to the benefit of any successors to the Partnership and all persons lawfully claiming under the Employee. The provisions of Section 6 shall survive the lapse of the Forfeiture Restrictions without forfeiture.

13. Controlling Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to conflicts of law principles thereof, or, if applicable, the laws of the United States.

IN WITNESS WHEREOF, the General Partner and Employee have caused this Agreement to be duly executed as of the date first above written.

TARGA RESOURCES GP LLC

By:
	Name:	Joe Bob Perkins
	Title:	Chief Executive Officer

EMPLOYEE

[employee name]

EXHIBIT A

[Employee Name]

Lapse (Vesting) Date	Number of Phantom Units Vesting

[EXHIBIT A TO PHANTOM UNIT AWARD AGREEMENT]